4:08 PM
08/20/21
Accrual Basis

Chaia Georgetown LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
1001 · Eagle Checking (4372)	348,575.45
1002 · PPP checking (1871)	22,022.56
Total Checking/Savings	370,598.01
Other Current Assets	
1201 · Credit Card Receivable	4,863.34
1250 · 3PM Receivables	518.27
1255 · AR Receivables	1,650.00
1266 · ERTC Receivable	49,290.37
1300 · Inventory	6,308.66
1400 · Prepaid Expenses	838.16
1401 · Prepaid ABRA	195.75
1405 · Prepaid Trademark	693.79
1410 · Prepaid Insurance	4,168.08
Total Other Current Assets	68,526.42
Total Current Assets	439,124.43
Fixed Assets	
1500 · Fixed Assets	203,130.25
1505 · Leasehold Improvements	392,081.02
1600 · Accumulated Depreciation	-329,647.00
Total Fixed Assets	265,564.27
Other Assets	
1800 · 1 Organizational Costs	55,720.38
1950 · Security Deposit - Building	10,000.00
Total Other Assets	65,720.38
TOTAL ASSETS	**770,409.08**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	18,122.30
Total Accounts Payable	18,122.30
Credit Cards	
2100 · Credit Card Payable	537.18
Total Credit Cards	537.18
Other Current Liabilities	
2120 · Insurance payable	1,818.80
2300 · Sales Tax Payable	4,764.75
2400 · Payroll Liabilities	10,762.27
2600 · Gift cards	3,564.52
2701 · Due to/from Chaia LLC	10,635.19
2702 · Due to/from Chaia MVT	-195,148.67
2703 · Loan from Bettina Stern	4,233.66
Total Other Current Liabilities	-159,369.48
Total Current Liabilities	-140,710.00

Chaia Georgetown LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Long Term Liabilities	
2810 · Loan from Eagle Bank	192,351.98
2815 · Loan Payable - Navitas (Toast)	3,639.48
2822 · SBA COVID-19 Loan	500,000.00
Total Long Term Liabilities	695,991.46
Total Liabilities	555,281.46
Equity	
Net Income	215,127.62
Total Equity	215,127.62
TOTAL LIABILITIES & EQUITY	770,409.08